

June 26, 2008

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

>   Re: Gerdau S.A.
>   Form 20-F for Fiscal Year Ended December 31, 2007
>   File No. 001-14878

Dear Mr. Schirmer:

   We have reviewed your response letter dated June 13, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 52

1. We note your response to prior comment 5 which provides draft disclosure of segment discussion in MD&A. Please revise to discuss in more detail the reasons demand and prices increased and whether or not the factors and results in each segment are trends you expect to continue. In this regard, your current proposed disclosure merely recites what is provided in tabular format preceding your discussion. Please revise to ensure that you have provided detailed discussion regarding the factors that contributed to each segments result.

Osvaldo Burgos Schirmer
June 26, 2008
Page 2 of 2

2.   We note your response to prior comment 7 with regards to the impact metal spreads had on your consolidated results of operations. It is still unclear how metal spreads impacted your consolidated results of operations. Please revise to discuss the nature of the metal spreads, how softness in end user demand and customers normalizing inventory levels specifically impacts the metal spreads, and the impact, quantitatively and qualitatively, the metal spreads had on your operations as a whole. The proposed disclosure provided in your response only discusses the products your produce and the plants where they are produced.

<u>Note 3.18 Environmental and remediation costs, page F-18</u>

3.   We note your response to prior comment 12 with regards to your accounting and classification of environmental regulation costs. Please revise disclosure, in future filings, to describe your accounting policy for these costs as you have in your response. Further quantify how much you capitalized and expensed for each period presented. Please provide your revisions supplementally.   We may have further comment.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief